Mail Stop 6010

April 30, 2008

Stephen J. Hawrysz
Chief Financial Officer
Eagle Test Systems, Inc.
2200 Millbrook Drive
Buffalo Grove, Illinois 60089

      Re: **Eagle Test Systems, Inc.**
              Form 10-K for the fiscal year ended September 30, 2007
              Filed December 6, 2007
              File No. 000-51828

Dear Mr. Hawrysz:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief